May 20, 2005

Mr. Larry Spirgel
Assistant Director
Office of Emerging Growth Companies
Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 4-7
Washington, D.C. 20549

Re:	Telecomm Sales Network, Inc.
Amendment No. 2 to Registration Statement on Form SB-2
File No.: 333-123365
Filed: May 20, 2005

Dear Mr. Spirgel:

Telecomm Sales Network, Inc. (the “Company”) has filed Amendment No. 2 to its Registration Statement on Form SB-2 captioned above. On behalf of the Company, we have addressed below, each of the staff’s comments in your letter dated May 11, 2005 (the “Comment Letter”).

Amendment No. 1 to Form SB-2

Front Cover of Prospectus

1.
We note your revisions in response to prior comment 4. You disclose on the cover page and in the prospectus summary that the selling shareholders will sell shares “at privately negotiated prices” until a market develops. That is not consistent with the requirements in paragraph 16 of Schedule A of the Securities Act and Item 501(a)(8) of Regulation S-B. Those provisions require you to use a fixed price or price range until a market develops. You may disclose that “The selling shareholders will sell at a price of $x.xx (or a range) per share until our shares are quoted on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices.” Please revise your cover page, prospectus summary and elsewhere as appropriate.

RESPONSE:  We have made the requested changes on the cover page, prospectus summary and plan of distribution.

Mr. Larry Spirgel
May 20, 2005

Prospectus Summary, page 1

2.	We note your revisions in response to prior comments 9 and 10. In view of those revisions, revise the beginning of your summary to state clearly, as you do on page 12, that:

• you have not performed any market studies to determine whether there is a market for your services;
• you will not know whether there is a market for your services until you conduct a marketing study;
• you currently lack the resources to pay for the marketing study you need;
• you may not be able to raise the capital you need to conduct the marketing study; and
• you have not yet engaged any organization to conduct the marketing study.

Additionally, we note your revised disclosure on page 12 that you have budgeted $80,000 to conduct the marketing study. We also note that your financial statements indicate that you have more than $80,000 in cash, net of liabilities. Please revise to explain briefly why you are conducting this offering now, before conducting the marketing study.

RESPONSE:  We have made the requested disclosures in the prospectus summary. As additional explanation to the staff, we note that at March 31, 2005, the Company had liquid assets of $ 97,341. The Company estimates that the cost of this registration statement will be approximately $75,000, of which approximately $60,000 remains to be paid, (including $27,599 of accrued expenses at March 31, 2005). The remaining $ 27,000 of March 31, 2005 liquid assets has been budgeted as follows in connection with having the Company’s shares quoted for trading on OTC-BB and a private placement to raise capital:

$10,000 travel
$15,000 legal fees
$ 2,000 miscellaneous

Consequently, the Company will not have funds to pay for a marketing study, unless the Company raises additional capital.

Risk Factors, page 2

We had only $103,138 of current assets …, page 2

3.
We note that you added this risk factor in response to prior comment 5. This risk factor is too vague. Please revise to include sufficient, specific information to assess the risk. For example, it is not clear from this risk factor, as currently written, why having $103,138 of current assets at December 31, 2004, poses a risk to investors.

Mr. Larry Spirgel
May 20, 2005

As a general matter, you should express your risk factors in more concrete terms with adequate, but not excessive, non-generic detail so that readers may clearly identify and assess the magnitude of the risk. Please revise accordingly.

RESPONSE: We have expanded the disclosure in the risk factor (2) as requested on Page 2.

All of the shares of Common Stock owned by our officers, directors and consultants may be resold …, page 7

4.
We note your revisions in response to prior comment 7. This risk factor is now too vague and generic and it could apply to any company. Please revise to include sufficient, specific information to assess the risk. For example, based on your previous disclosure, it appears that you intend to register resales all of the shares held by your officers, directors and consultants. Please revise to disclose those intentions and provide adequate, but not excessive, non-generic detail, including the number of those shares currently outstanding and the number that may be sold pursuant to Rule 144, so that readers may clearly identify and assess the magnitude of the risk.

RESPONSE: We have revised this risk factor (18) as requested on Page 7. Since, pointed out by the staff, the Company cannot register these shares on a Form S-8 registration statement, the Company does not plan to register these shares. If sales do occur, Rule 144 will be used as is disclosed in these risk factors.

Description of Business, page 11

5.
Many of your revisions in response to prior comment 10 indicate that you “will” take various actions in conducting your planned business. For example, on page 12, you state that your “services will facilitate the process by which hardware and software companies select and establish relationships with international distributors for their products” and that you “will align geographic territories so that distributors are not directly selling into the same markets.” These and similar statements indicate a degree of certainty and development in your business that is not consistent with your statements that you have not yet determined whether there is a market for your services and that you have not begun negotiations to provide services to any telecommunications company or any distributor. Please revise to characterize these statements clearly as your beliefs or plans.

RESPONSE: As requested, we have changed throughout the Description of Business section of the Prospectus the disclosure to clarify that these statements are beliefs and plans to better reflect the uncertainty of whether they will occur.

Mr. Larry Spirgel
May 20, 2005

Management

Executive Officers and Directors, page 20

6.
We note your revisions in response to prior comment 13. Please revise to clarify briefly in clear everyday language, without jargon, what types of products and services Skye Source provides. Also clarify which company’s clients, management, and plan you are referencing. For example, you currently describe Skye Source’s business as providing “Information Technology consulting services and hardware, software & services solutions for our clients.” This suggests that they are competitors with Telecomm Sales Network. In your revisions, avoid using the term “solutions” and similar business jargon. Instead, briefly describe the services in clear everyday language.

RESPONSE: As requested on Page 20, we have clarified the language about the business of Skye Source. We have also described the primary differences between the business of Skye Source and the business the Company plans to conduct.

We believe the Company has addressed all comments of the staff. We will deliver hard copies of Amendment No. 2 (marked to show changes from the original registration statement) to the staff shortly to facilitate the staff’s review. Please contact the undersigned at (919) 544-5444 if you have any questions or further comments.

Very truly yours, /s/ James F. Verdonik James F. Verdonik

cc:      Daniel F. Zimmerman
           Mr. William Sarine